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EXHIBIT 77H

For RiverSource Partners International Select Growth Fund:

During the six-month period ended October 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, and RiverSource Investments, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.

For RiverSource Partners International Small Cap Fund:

During the six-month period ended October 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds, and RiverSource Investments, LLC through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.


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